FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).	U.S. Securities and Exchange Commission Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* Black Lennox K.	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Corporation (PVA)					5.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 630 West Germantown Pike, Suite 461	3.Statement for Month/Year March 2001					___X_ Director _____ Officer (give title)		_____ 10% Owner _____ Other (Specify)
(Street) Plymouth Meeting, PA 19462	4.If Amendment, Date of Original (Month/Year)					6.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date	3.Transaction Codec- (Instr. 8)		Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or(D)	Price
Common Stock $6.25 par value	3/6/01	M		2,000	A	$16.5625
Common Stock $6.25 par value	3/7/01	M		1,000	A	$16.5625
Common Stock $6.25 par value	3/8/01	M		200	A	$16.50
Common Stock $6.25 par value	3/8/01	M		200	A	$16.625
Common Stock $6.25 par value	3/8/01	M		200	A	$18.75
Common Stock $6.25 par value	3/8/01	M		1,400	A	$21.875
Common Stock $6.25 par value	3/9/01	M		4,000	A	$21.875
Common Stock $6.25 par value	3/12/01	M		8,000	A	$21.875
Common Stock $6.25 par value	3/13/01	M		4,000	A	$21.875
Common Stock $6.25 par value	3/15/01	M		2,000	A	$21.875
Common Stock $6.25 par value	3/16/01	M		803	A	$16.5625
Common Stock $6.25 par value	3/19/01	M		600	A	$21.875
Common Stock $6.25 par value	3/19/01	M		200	A	$23.375
Common Stock $6.25 par value	3/20/01	M		200	A	$29.50
Common Stock $6.26 par value	3/6/01	S		2,000	D	32.01
Common Stock $6.25 par value	3/7/01	S		1,000	D	32.097
Common Stock $6.25 par value	3/8/01	S		2,000	D	33.09
Common Stock $6.25 par value	3/9/01	S		4,000	D	34.465
Common Stock $6.25 par value	3/12/01	S		8,000	D	35.4713
Common Stock $6.25 par value	3/13/01	S		4,000	D	$35.4625
Common Stock $6.25 par value	3/15/01	S		2,000	D	$35.675
Common Stock $6.25 par value	3/16/01	S		803	D	$35.00
Common Stock $6.25 par value	3/19/01	S		800	D	$34.1825
Common Stock $6.25 par value	3/20/01	S		200	D	$32.04	110,197	(a)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	4. Transaction code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Insr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares
Non-qualified Stock Options	16.5625	(b)	A			3,803	5/7/97	5/6/06	Common Stock ($6.25 par value)	3,803
Non-qualified Stock Options	21.875	(c)	A			20,000	1/29/98	1/28/07	Common Stock ($6.25 par value)	20,000
Non-qualified Stock Options	16.50	3/8/01	A			200	1/2/97	1/1/06	Common Stock ($6.25 par value)	200
Non-qualified Stock Options	16.625	3/8/01	A			200	1/4/01	1/3/10	Common Stock ($6.25 par value)	200
Non-qualified Stock Options	18.75	3/8/01	A			200	1/4/00	1/3/09	Common Stock ($6.25 par value)	200
Non-qualified Stock Options	23.375	3/19/01	A			200	1/2/98	1/1/07	Common Stock ($6.25 par value)	200
Non-qualified Stock Options	29.50	3/20/01	A			200	1/2/99	1/1/08	Common Stock ($6.25 par value)	200

Explanation of Responses:
(a) Includes 108,197 shares held directly and 2,000 shares held by Mr. Black's spouse.

(b) Includes option exercises on 3/16/01 for 2,000, 3/7/01 for 1,000 and 3/16/01 for 803 shares.

(c) Includes option exercises on 3/8/01 for 1,400, 3/9/01 for 4,000, 3/12/01 for 8,000, 3/13/01 for 4,000, 3/15/01 for 2,000 and 3/19/01 for 600 shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Lennox K. Black	April 10, 2001
** Signature of Reporting Person	Date
By: ________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer